U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE
Corporate	Investors
MFC Industrial Ltd.	Allen & Caron Inc.
Rene Randall	Joseph Allen
1 (604) 683-8286 ex 224	1 (212) 691-8087
rrandall@bmgmt.com	joe@allencaron.com

MFC INDUSTRIAL EXPANDS ITS COMMODITIES PLATFORM
- ANNOUNCES AGREEMENT TO ACQUIRE COMPTON PETROLEUM CORPORATION -

NEW YORK (July 9, 2012) . . . MFC Industrial Ltd (NYSE: MIL) ("MFC" or the "Company") announces that it has entered into a support agreement (the "Support Agreement") with Compton Petroleum Corporation ("Compton") to acquire all of the issued and outstanding common shares of Compton (the "Compton Shares") by way of a take-over bid (the "Offer"), for cash consideration of $1.25 per Compton Share, representing total aggregate consideration of approximately $33.0 million. All dollar amounts referenced herein are in Canadian dollars.

The Offer is to be made pursuant to a take-over bid circular and related documents to be mailed to Compton shareholders in accordance with applicable laws (subject to the terms and conditions of the Support Agreement). The Offer will be open for acceptance for a period of not less than 35 days from its commencement and may be extended from time to time. The Offer will be subject to customary conditions, including, among other things, there being deposited under the Offer, and not withdrawn at the expiry date, at least 66.67% of the Compton Shares, receipt of requisite regulatory and contractual consents and the absence of a material adverse change with respect to Compton.

The board of directors of Compton, after consulting with its financial and legal advisers, has unanimously approved entering into the Support Agreement and unanimously recommends that Compton shareholders tender to the Offer.

The Support Agreement provides for, among other things, a non-solicitation covenant on the part of Compton, subject to customary "fiduciary out" provisions, a right in favour of MFC to match any superior proposal and a termination fee of $4.0 million payable to MFC in certain circumstances, including if Compton accepts a superior proposal. Pursuant to the Support Agreement, after taking up Compton Shares pursuant to the Offer and appointing a majority of the board of directors of Compton, MFC will inject $30 million in equity into Compton, to be utilized to reduce borrowings under its bank facility.

In addition, MFC has entered into lock-up agreements (the "Lock-up Agreements") with shareholders of Compton holding, directly or indirectly, approximately 54% of the outstanding Compton Shares, pursuant to which they each agreed to tender, or cause to be tendered, all of their Compton Shares to the Offer. Concurrently with the execution of the Support Agreement, MFC has agreed to purchase 6,548,498 special warrants (the "Warrants") from Compton at a price of $1.25 per Warrant (the "Warrant Placement"). Each Warrant is convertible into a Common Share on a one-for-one basis at the option of MFC. The Warrants are also redeemable, at the option of MFC and prior to conversion, at their subscription price upon the occurrence of certain events. The Common Shares underlying the Special Warrants represent approximately 19.9% of the outstanding Compton Shares on a post-conversion basis. Proceeds from the exercise of the Warrants will be utilized by Compton to pay down its current bank facility. Compton has received conditional approval of the Warrant Placement from the Toronto Stock Exchange (the "TSX"). Compton has satisfied TSX shareholder approval requirements for the issuance of the Warrants by obtaining consent and authorization of the issuance of the Warrants from holders of more than 50% of the issued and outstanding Compton Shares.

Sangra Moller LLP is acting as legal counsel to MFC in connection with the transaction.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company that is active in a broad spectrum of activities related to the integrated combination of commodities and resources, including commodity and resource interests, and structured finance, and proprietary investing. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

The preceding includes forward looking statements, including statements regarding the Company's ability to complete the Offer and other contemplated transactions, the impact of the proposed acquisition on its business and operations and its ability to integrate the business and operations of Compton, which involve known and unknown risks and uncertainties which may not prove to be accurate. Forward-looking statements are not based on historical fact and involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: uncertainties as to the timing of the Offer and satisfaction of the conditions thereto, MFC's and Compton's ability to obtain required consents and approvals in connection with the transactions, the business of MFC and Compton may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, general business and economic conditions globally, commodities price volatility, industry trends, competition and other factors beyond the Company's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the Company's Management's Discussion and Analysis for the three months ended March 31, 2012, filed with the Canadian securities regulators and on the Form 6-K with the United States Securities and Exchange Commission, and its Annual Report on Form 20-F for the year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/s Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	July 9, 2012